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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(RULE 14d-100)

Tender Offer Statement
under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 4)

SILICONWARE PRECISION INDUSTRIES CO., LTD.
(Name of Subject Company (Issuer))

ADVANCED SEMICONDUCTOR ENGINEERING, INC.
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))

American Depositary Shares, Each Representing Five Common Shares,
Par Value NT$10.00 Per Common Share
and
Common Shares Held by U.S. Holders
(Title of Class of Securities)

827084864 (American Depositary Shares)
(CUSIP Number of Class of Securities)

TW0002325008 (Common Shares)
(ISIN Number of Class of Securities)

Joseph Tung
Room 1901, No. 333, Section 1 Keelung Rd.
Taipei, Taiwan, 110
Republic of China
Tel: +886 2-6636-5678
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
George R. Bason, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: +1 (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$810,796,241.32	$94,214.52

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding (i) the product of (x) 58,221,335 which is the maximum number of ADSs that can be purchased pursuant to the U.S. Offer to Purchase multiplied by (y) the offer price of NT$225.00 per ADS as converted into U.S. dollars based on the exchange rate reported by the Taipei Forex Inc. which appears on the Reuters screen TAIFX1 page under the heading "Spot" as of 11:00 a.m. Taipei time on August 28, 2015 and (ii) the product of (x) 290,000,000 which is the maximum number of Common Shares (excluding shares represented by ADSs) estimated to be held by U.S. holders that can be purchased pursuant to the U.S. Offer to Purchase (based on publicly available information as of August 28, 2015) multiplied by (y) the offer price of NT$45.00 per Common Share as converted into U.S. dollars based on the exchange rate reported by the Taipei Forex Inc. which appears on the Reuters screen TAIFX1 page under the heading "Spot" as of 11:00 a.m. Taipei time on August 28, 2015.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction valuation by 0.0001162.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$46,836.82	Filing Party:	Advanced Semiconductor Engineering, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	August 24, 2015
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☐
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  Rule 13e–4(i) (Cross–Border Issuer Tender Offer)

  ☒
  Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

        This Amendment No. 4 ("Amendment No. 4") amends and supplements the Tender Offer Statement filed under cover of Schedule TO on August 24, 2015 (as amended and supplemented, the "Schedule TO") by Advanced Semiconductor Engineering, Inc., a company incorporated and existing under the laws of the Republic of China ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase up to 779,000,000 Common Shares, including those represented by ADSs, which represents approximately 24.99% of the issued and outstanding share capital of Siliconware Precision Industries Co., Ltd., a company limited by shares under the Company Law of the Republic of China ("SPIL"), through concurrent tender offers in the United States and the Republic of China and upon the terms set forth in the Amended and Restated U.S. Offer to Purchase, which amends and restates the U.S. Offer to Purchase dated August 24, 2015.

  Items 1 through 9, and Item 11.

        The information set forth in the Amended and Restated U.S. Offer to Purchase filed as Exhibit (a)(9) to this Amendment No. 4, which hereby amend and restates in its entirety the information contained in the original U.S. Offer to Purchase filed as Exhibit (a)(1) to the Schedule TO, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.

  Item 10.    Financial Statements.

        Not applicable.

  Item 12.    Exhibits.

Exhibit No.	Description
(a)(9)	Amended and Restated U.S. Offer to Purchase dated September 1, 2015.
(a)(10)	Amended and Restated ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(11)	Common Share Form of Acceptance (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(12)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(13)	Amended and Restated Letter to Clients (ADSs).
(a)(14)	Letter to Financial Intermediaries and Custodians (Common Shares).
(a)(15)	Letter to Clients (Common Shares).

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 1, 2015	ADVANCED SEMICONDUCTOR ENGINEERING, INC.
	By:	/s/ JOSEPH TUNG Name: Joseph Tung Title: Chief Financial Officer

 EXHIBIT INDEX

Item 12.    Exhibits.

Exhibit No.	Description
(a)(9)	Amended and Restated U.S. Offer to Purchase dated September 1, 2015.
(a)(10)	Amended and Restated ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(11)	Common Share Form of Acceptance (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(12)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (ADSs).
(a)(13)	Amended and Restated Letter to Clients (ADSs).
(a)(14)	Letter to Financial Intermediaries and Custodians (Common Shares).
(a)(15)	Letter to Clients (Common Shares).

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SIGNATURES
EXHIBIT INDEX